                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                          GENERAL COMMUNICATION, INC.
       ----------------------------------------------------------------
                               (Name of Issuer)

                             CLASS A COMMON STOCK
      ------------------------------------------------------------------
                        (Title of Class of Securities)

                                  369385 10 9
                           ------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 10 9                 13G                  Page 2 of 8 Pages

--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   First Chicago Investment Corporation    36-2727230

-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        ------------------------------------------------------------------------

        5  SOLE VOTING POWER
           67,597 shares; see Item 4 hereto for
           additional information on this holding.

        ------------------------------------------------------------------------

        6  SHARED VOTING POWER

        ------------------------------------------------------------------------

        7  SOLE DISPOSITIVE POWER
           67,597 shares; see Item 4 hereto for
           additional information on this holding.

        ------------------------------------------------------------------------

        8  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   67,597 shares; see Item 4 hereto for additional information on this holding.

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   0.18%. See Item 4 hereto for additional information on this holding.

--------------------------------------------------------------------------------

12 TYPE OF REPORTING PERSON*
   CO

--------------------------------------------------------------------------------

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 369385 10 9                 13G                  Page 3 of 8 Pages

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1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   First Chicago Financial Corporation    36-2793711

-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        ------------------------------------------------------------------------

        5  SOLE VOTING POWER
           -0-

        ------------------------------------------------------------------------

        6  SHARED VOTING POWER
           -0-

        ------------------------------------------------------------------------

        7  SOLE DISPOSITIVE POWER
           -0-

        ------------------------------------------------------------------------

        8  SHARED DISPOSITIVE POWER
           -0-

--------------------------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   None except indirectly through a wholly-owned subsidiary described herein. See Item 4.

--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    -0-

--------------------------------------------------------------------------------

12 TYPE OF REPORTING PERSON*
   CO

--------------------------------------------------------------------------------

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 369385 10 9                 13G                  Page 4 of 8 Pages

--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   First Chicago NBD Corporation    38-1984850

-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        ------------------------------------------------------------------------

        5  SOLE VOTING POWER
           -0-

        ------------------------------------------------------------------------

        6  SHARED VOTING POWER
           -0-

        ------------------------------------------------------------------------

        7  SOLE DISPOSITIVE POWER
           -0-

        ------------------------------------------------------------------------

        8  SHARED DISPOSITIVE POWER
           -0-

--------------------------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   None except indirectly through one or more subsidiaries as described herein. See Item 4 hereof.

--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    -0-

--------------------------------------------------------------------------------

12 TYPE OF REPORTING PERSON*
   HC CO

--------------------------------------------------------------------------------

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:
            --------------

            General Communication, Inc. (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            2550 Denali Street
            Suite 1000
            Anchorage, Alaska   99503

Item 2(a).  Name of Person Filing:
            ---------------------

            First Chicago NBD Corporation ("FCN") is filing this statement on behalf of itself and First Chicago Investment Corporation ("FCIC") and First Chicago Financial Corporation ("FCFC"), subsidiaries of FCN. The agreement of FCN, FCIC and FCFC to file joint disclosure statements on Schedule 13G was filed previously.

Item 2(b).  Address of Principal Business Office:
            ------------------------------------

            For FCN , FCIC and FCFC:
            One First National Plaza
            Chicago, Illinois 60670

Item 2(c).  Citizenship:
            -----------

            FCN, FCIC and FCFC are corporations organized under the laws of the State of Delaware.

Item 2(d).  Title of Class of Securities:
            ----------------------------

            Class A Common Stock (the "Class A Common Stock")

Item 2(e).  CUSIP Number
            ------------

            369385 109

Item 3.     Type of Person Filing:
            ---------------------

            Not applicable.

Item 4.     Ownership:
            ---------

            (a)-(b)

            FCIC holds 67,597 shares of Class A Common Stock which were distributed to FCIC and certain other parties as of October 31, 1996 (the "Prime Company Shares"). The Prime Company Shares distributed to FCIC were acquired for investment purposes only, and FCIC intends to review continuously and monitor its investment in the Company.

            Certain recipients of the Prime Company Shares, including FCIC, (the "Prime Sellers") entered into a voting agreement (the "New Voting Agreement") with certain other shareholders of the Company with respect to the voting of the Class A Common Stock and the Company's Class B Common Stock, no par value (the "Class B Common Stock"), owned by such parties. The Class B Common Stock owned by certain of the parties is convertible on a share-per-share basis into Class A Common Stock at any time at the option of the owner of the Class B Common Stock. As a result of the Class B Common Stock's conversion feature into Class A Common Stock, and as a result of the New Voting Agreement, the parties to such agreement may have been deemed to be the beneficial owner in the aggregate of more than five percent (5%) of the outstanding Class A Common Stock. NOTWITHSTANDING THE FOREGOING, FCN, FCIC AND FCFC (EACH, A "REPORTING PERSON") EXPRESSLY DECLARE THAT THE FILING OF THIS SCHEDULE SHALL NOT BE CONSTRUED AS AN ADMISSION THAT ANY SUCH REPORTING PERSON IS OR WAS FOR THE PURPOSES OF SECTION 13(D) AND 13(G) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), THE BENEFICIAL OWNER OF ANY SECURITIES COVERED BY THIS SCHEDULE OTHER THAN THOSE SHARES OF CLASS A COMMON STOCK IN WHICH SUCH REPORTING PERSON HAS A PECUNIARY INTEREST. NO REPORTING PERSON HAS A PECUNIARY INTEREST IN SHARES OF CLASS B COMMON STOCK.

            As of December 5, 1997, the parties amended the New Voting Agreement by allowing certain parties to the agreement, including FCIC, to withdraw from the agreement. FCIC, therefore, is no longer a party to any voting agreement with respect to its shares of Class A Common Stock or with respect to the shares of Class A Common Stock or Class B Common Stock of any other stockholder of the Company.

           The 67,597 shares held by FCIC represent 0.18% of the outstanding Class A Common Stock. FCN and FCFC may be deemed to beneficially own shares of Class A Common Stock solely through their direct or indirect ownership of FCIC.

           EACH REPORTING PERSON EXPRESSLY DECLARES THAT THE FILING OF THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT SUCH REPORTING PERSON IS OR WAS FOR THE PURPOSES OF SECTION 13(D) OR 13(G) OF THE ACT, THE BENEFICIAL OWNER OF ANY SECURITIES COVERED BY THIS STATEMENT OTHER THAN THOSE SHARES OF CLASS A COMMON STOCK IN WHICH SUCH REPORTING PERSON HAS A PECUNIARY INTEREST AS SET FORTH IN THIS ITEM
           4. NO REPORTING PERSON HAS A PECUNIARY INTEREST IN SHARES OF CLASS B COMMON STOCK OR IN ANY SHARES OF CLASS A COMMON STOCK OTHER THAN THOSE DIRECTLY OWNED BY FCIC.


           (c) See items 5 and 9 and item 11 on pages two, three and four hereof.

Item 5.    Ownership of Five Percent or Less of a Class:
           --------------------------------------------

           If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following (X).

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:
           ----------------------------------------------------------------

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
           ------------------------------------------------------------
           Not applicable.

Item 8.    Identification and Classification of Member of the Group:
           --------------------------------------------------------

           Not applicable.

Item 9.    Notice of Dissolution of Group:
           ------------------------------

           Not applicable.

Item 10.   Certification:
           -------------

           Not applicable.

Signature:
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1998

                                       FIRST CHICAGO NBD CORPORATION


                                             /s/ M. Eileen Kennedy
                                       By: _____________________________________
                                             M. Eileen Kennedy
                                             Senior Vice President and Treasurer